VIA EDGAR

October 05, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited (“Teva”) Form 20-F for the Fiscal Year Ended December 31, 2008 filed February 27, 2009 Form 6-K filed May 7, 2009 File No. 000-16174

Dear Mr. Rosenberg:

I refer to your letter to me dated July 29, 2009, containing comments of the Staff of the Securities and Exchange Commission relating to the above-referenced filings with the SEC, and our responses thereto, sent on our behalf on August 13, 2009. In connection with such responses to the Staff’s comments, on behalf of Teva, I acknowledge that:

•	Teva is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	Teva may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Eyal Desheh

Eyal Desheh

Chief Financial Officer

cc:	Mark Brunhofer (SEC)

Ibolya Ignat (SEC)

Shimrit Shem-Tov (Teva)

Uzi Karniel (Teva)

Richard S. Egosi (Teva)

Peter H. Jakes (Willkie Farr)

Jeffrey S. Hochman (Willkie Farr)